Exhibit 99.1
News release via Canada NewsWire, Halifax 902-422-1411

    Attention Business Editors:
    CHC exercises option to acquire equity in Brazilian Helicopter Services

    VANCOUVER, Dec. 8 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX:
FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today it has exercised its option to acquire a significant equity position in Brazilian Helicopter Services
("BHS"). The acquisition is subject to several terms and conditions, and is expected to close by March 12, 2006.
    BHS is one of the largest helicopter operators in the Brazilian offshore sector, employing a team of more than 200 professionals and operating a fleet of 8 aircraft.
    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

    If you wish to be added to, or removed from, the Company's distribution list, please contact communications(at)chc.ca.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: please contact: Jo Mark Zurel, Senior
Vice-President And Chief Financial Officer, (604) 276-7500; Chris Flanagan,
Director of Communications, (604) 279-2493, 1-778-999-3175;
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    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 21:53e 08-DEC-05